June 27, 2006

Via U.S. Mail

Lloyd I. Miller, III
4550 Gordon Drive
Naples, FL  34102

      Re: 	Pharmos Corporation
Revised Schedule 14A filed June 22, 2006 by Lloyd I. Miller, III
      File No. 000-11550

Dear Mr. Miller:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1. We note your response to prior comment 2 and your indication that the members of the Committee "are independent shareholders who are not affiliates of one another..." Still, your disclosure indicates that "[i]n opposing the merger, these three shareholders sometimes refer to themselves as the `Committee for New Leadership.`" It would seem, then, that the Committee, and not just you, should be filing the proxy statement and be named as filing persons on the cover page.
Please revise.

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

			Sincerely,



			Mara L. Ransom
			Special Counsel
			Office of Mergers and
	Acquisitions

cc via facsimile at (713) 238-7235:

Melinda Brunger, Esq.
Andrews Kurth LLP


Pharmos Corporation
June 27, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE